May 29, 2013

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:	Kathleen Collins
Mark Shuman
Luna Bloom

Re:	Allscripts Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-35547

Ladies and Gentlemen:

Thank you for your letter dated May 15, 2013 addressed to Allscripts Healthcare Solutions, Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the document listed above.

To facilitate the Staff’s review, we have keyed our response to the heading and numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibits

1.	Please file as an exhibit your agreement with Xerox Consultant Services, or advise on why you do not believe the agreement should be filed. See Item 601(b)(10) of Regulation S-K.

Company response:

Our agreement with Xerox Consultant Company, Inc. is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries. As disclosed in our Annual Report on Form 10-K, this contract primarily supports our remote hosting services for our Sunrise acute care clients. We maintain hosting agreements with other vendors as well and also have internal hosting resources. As a result, Item 601(b)(10)(ii)(B) of Regulation S-K states that the agreement must be filed if it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends, to a material extent.” We do not believe that the Xerox agreement satisfies the requirement set forth in Item 601(b)(10)(ii)(B). The revenue generated by our remote hosting business, primarily supported by Xerox, is only approximately 5% of our total revenue for both the three months ended March 31, 2013 and the twelve months ended December 31, 2012. The cost of revenue attributable to this agreement is approximately 7% of our total cost of revenue for both the three months ended March 31, 2013 and the twelve months ended December 31, 2012. Moreover, we believe that there are a number of other competitive vendors that could provide similar services at similar rates. For these reasons, we do not believe that we are “substantially dependent” on Xerox nor do we believe that we are purchasing a “major” part of our requirements for services from Xerox. Accordingly, we do not believe the agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

*        *        *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We are available to discuss our response at your convenience. Please do not hesitate to contact the undersigned at (312-506-1216). In addition, you are welcome to contact Gary Gerstman at Sidley Austin LLP (312-853-2060).

Very truly yours, Allscripts Healthcare Solutions, Inc.

By:	/s/ Richard Poulton
Name:	Richard Poulton
Title:	Chief Financial Officer

3